

September 26, 2013

<u>Via E-mail</u>
Chester L.F. Paulson
President and Chief Executive Officer
Paulson Capital Corp.
811 SW Naito Parkway, Suite 300
Portland, Oregon 97204

   Re: Paulson Capital Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed July 26, 2013
     File No. 000-18188

Dear Mr. Paulson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Suzanne Hayes
        Suzanne Hayes
        Assistant Director